August 15, 2025

Deborah L. Birx, M.D.
Chief Executive Officer
Armata Pharmaceuticals, Inc.
5005 McConnell Avenue
Los Angeles, California 90066

       Re: Armata Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed August 13, 2025
           File No. 333-289585
Dear Deborah L. Birx M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Andrew C. Marmer